SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Thwapr, Inc.

(Name of Issuer)

Common Stock, $.0003 par value

(Title of Class of Securities)

886289 107

(CUSIP Number)

Energy Trust
C/O Euro Caribbean Management Services Ltd.
Centre of Commerce, Ground Floor, One Bay Street
P.O. Box N-1612
Nassau, Bahamas
(242) 422-6389

(Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Barry Hall
410 S. Rampart Blvd, Suite 390
Las Vegas, NV 89145

June 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81220M204

1	NAME OF REPORTING PERSONS Energy Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,204,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,204,450
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,204,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0% 1
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Based on a total of 100,730,765 voting shares consisting of 46,961,636 share of common stock and 53,769129 shares of convertible preferred stock outstanding as of June 30, 2011.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $.0003 par value (the “Common Stock”), of Thwapr, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 95 Morton Street, Ground Floor, New York, New York 10014.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed by Energy Trust (the “Reporting Person”).  The Reporting Person is a trust organized under the laws of the Bahamas.

(b)           The principal office of the Reporting Person is located at Euro Caribbean Management Services Ltd. Center of Commerce, Ground Floor, One Bay Street, PO Box N-1612, Nassau, Bahamas, Attn: Anthony Howorth for Siesta Services, Ltd, Trustee.  The principal business of the reporting person is investments primarily in securities.

(c)           During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)           During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 34,420,450 shares (the “Shares”) of the Issuer’s Convertible Preferred Stock $3,442,045 of the Reporting Persons’ personal funds.

Item 4.	Purpose of the Transaction

The Reporting Person acquired the shares as an investment.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 34,420,450 shares of Common Stock, which represent approximately 34.2% of the outstanding shares of Common Stock and Convertible Preferred Stock.

(b)           The Reporting Person has sole power to vote and sole power to dispose of 34,420,450 shares of Convertible Preferred Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 8, 2011

ENERGY TRUST

By:	/s/ Anthony Howorth
Anthony Howorth, for Siesta Services Ltd, Trustee